SECURIT
SEC Mail Processing

MAR 3 1 2022

Washington, DC

22004651

OMB APPROVAL
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SEC FILE NUMBER
8-45150

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTL Fillmore Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1441 W Ute Blvd, Suite 280
(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Graham Wilson	(205) 414-3324	graham.wilson@stonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jim Olsson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTL Fillmore Advisors LLC., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of: Oregon
County of: Multnomah
On 03-30, 2022 before me personally appeared Jim Olsson, whose identity was established to my satisfaction, and who signed this document voluntarily.

Notary Public

Notary Public

Signature:

Title: COO/CCO

OFFICIAL STAMP
VALERIE GAY GIBLIN
NOTARY PUBLIC - OREGON
COMMISSION NO. 1006369
MY COMMISSION EXPIRES NOVEMBER 23, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
INTL Fillmore Advisors LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of INTL Fillmore Advisors LLC and Subsidiary (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of INTL Fillmore Advisors LLC and Subsidiary as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as INTL Fillmore Advisors LLC and Subsidiary's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 22, 2022

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

INTL FILLMORE ADVISORS LLC AND SUBSIDIARY
(A Wholly-Owned Subsidiary of StoneX Group Inc.)
Consolidated Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	2,919,678
Due from clearing broker		6,337,685
Clearing deposit		250,000
Accounts receivable		1,288,059
Operating right of use asset		39,215
Equipment (less accumulated depreciation of $26,865)		16,725
Goodwill		1,896,630
Intangible assets (less accumulated amortization of $350,000)		400,000
Other assets		53,209
TOTAL ASSETS	$	13,201,201
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Commissions and bonuses payable	$	1,403,925
Due to Parent		3,111,765
Due to affiliates, net		296,870
Operating lease liability		40,325
Accounts payable and accrued expenses		423,685
TOTAL LIABILITIES		5,276,570
MEMBER'S EQUITY		7,924,631
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,201,201

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Nature of Business

INTL Fillmore Advisors LLC (The "Company") was formed as a Delaware limited liability company and is a wholly owned subsidiary of StoneX Group Inc. (StoneX or The Parent). The Company is a registered broker-dealer with Financial Industry Regulation Authority (FINRA) and the Securities and Exchange Commission ("SEC"). The Company operates as a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities and options for institutional customers. The Company is exempt from the requirements of rule 15c3-3 of the SEC since it does not take custody of any customer funds or securities. In 2017, the Company opened a wholly-owned subsidiary, Fillmore Advisors Canada, ULC, which operates in Canada and is solely responsible for the remittance of compensation to one employee domiciled in Canada. Fillmore Advisors Canada, ULC does not receive any fees nor does it incur any expenses other than wages and associated employer costs.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

This consolidated statement of financial condition includes the accounts of INTL Fillmore Advisors LLC and its wholly-owned subsidiary, Fillmore Advisors Canada, ULC ("Fillmore"). All significant intercompany transactions and balances have been eliminated.

(b) Basis of Accounting

The consolidated statement of financial condition is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Concentration of Credit Risk

The Company's cash is primarily held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a financially sound institution in order to minimize risk relating to exceeding insured limits.

(d) Income Taxes

The Company is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the Parent entity and passed along to the individual members. Accordingly, no provision for income taxes is provided in the statement of financial condition. The tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

(e) Equipment

Equipment is carried at cost less accumulated depreciation.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(g) Accounts Receivable

The Company reports all receivables at gross amounts. The Company evaluates its receivable balances and will establish an allowance account based on historical loss experience and current credit conditions. Management maintained an immaterial allowance as of December 31, 2021.

(h) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(3) Intangible assets

During the year ended December 31, 2019, the Company recorded a definite-lived intangible asset subject to amortization of $750,000 for client-based assets acquired through an acquisition. The intangible asset has a balance of $400,000 as of December 31, 2021.

(4) Clearing Deposit and Due from Clearing Firm

The Company is required to maintain a deposit of $250,000 according to the terms of its fully disclosed clearing agreement with its clearing firm, BofA Securities, Inc. This deposit is refundable to the Company upon termination of the agreement. The Company clears securities transactions through this clearing firm. Receivables due to or from the clearing firms are reconciled monthly.

(5) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The discount rate used to determine the lease liability and right of use asset was 4.3%.

The Company leases office space in Park City, Utah. The Company has provided a security deposit of $5,184.

(6) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's statement of financial condition.

(7) Off Balance Sheet Credit Risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2021, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

(8) Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for such indemnifications.

(9) Related-Party Transactions

The Due to Parent balance at year-end represents payroll and invoices paid by the Parent on behalf of the Company. The Due to affiliates, net balance primarily represents amounts due to StoneX Financial for soft dollar services in which the affiliate manages the soft dollar bill payments on behalf of the Company. The expenses are allocated to the Company and the outstanding balances are to be paid during 2022. Intercompany balances are cleared on a quarterly basis.

(10) Retirement Plan

The Company has a qualified retirement plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the plan is based on certain percentages of the employees' eligible compensation. The plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

(11) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $4,913,232, which was $4,561,461 in excess of its required net capital of $351,771. The ratio of aggregate indebtedness to net capital was 1.07.

(12) Subsequent Events

The Company has evaluated subsequent events and their potential effects on statement of financial condition through the date of the issued statement of financial condition. On February 25, 2022, FINRA accepted the CMA (Continuing Membership Application) requesting the merger of the Company into SA Stone Wealth Management. SA Stone Wealth Management is an affiliate of the Company and is also 100% owned by StoneX. The Company will file a Form BDW after the completion of the merger. The date of the merger has yet to be determine. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2021, statement of financial condition.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Member of
INTL Fillmore Advisors LLC and Subsidiary

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of INTL Fillmore Advisors LLC and Subsidiary is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of INTL Fillmore Advisors LLC and Subsidiary has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating INTL Fillmore Advisors LLC and Subsidiary's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for the intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by INTL Fillmore Advisors LLC and Subsidiary to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the INTL Fillmore Advisors LLC and Subsidiary's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of INTL Fillmore Advisors LLC and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of INTL Fillmore Advisors LLC and Subsidiary and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 22, 2022

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

INTL FILLMORE ADVISORS LLC AND SUBSIDIARY
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 23,944
Less Payments Made:		
Date Paid	Amount	
08/04/2021	$ 14,220	$ 14,220
Interest on late payments(s)		
Total Assessment Balance and Interest Due		$ 9,724
Payment made with Form SIPC 7		$ 9,724

See Report of Independent Registered Public Accounting Firm

INTL FILLMORE ADVISORS LLC AND SUBSIDIARY
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

Total Revenue	$ 21,162,924
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	5,200,226
Total Deductions	$ 5,200,226
SIPC NET OPERATING REVENUES	$ 15,962,698
GENERAL ASSESSMENT @ .0015	$ 23,944

See Report of Independent Registered Public Accounting Firm

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
INTL Fillmore Advisors LLC and Subsidiary

We have reviewed management's statements, included in the accompanying exemption report, in which (1) INTL Fillmore Advisors LLC and Subsidiary identified the following provisions of 17 C.F.R. section 15c3-3(k) under which INTL Fillmore Advisors LLC and Subsidiary claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) INTL Fillmore Advisors LLC and Subsidiary stated that INTL Fillmore Advisors LLC and Subsidiary met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. INTL Fillmore Advisors LLC and Subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about INTL Fillmore Advisors LLC and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 22, 2022

INTL Fillmore Advisors LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

Date: March 22, 2022

To whom it may concern:

INTL Fillmore Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

   a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **Cowen Execution Services and BofA Securities, Inc.** The clearing relationship with Cowen Execution Serviced ended July of 2021.

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 for the year ended December 31, 2021 without exception.

I, James Olsson , swear (or affirm) that, to the best of my knowledge and belief, we did not identify any exceptions to this exemption during this period.

____

Title: COO & CCO